ITEM 2

The Stock Exchange of Hong Kong Limited takes no responsibilities for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

PCCW Limited	DONG FANG GAS HOLDINGS LIMITED

(Stock Code: 0008)	(Stock Code: 432)
(Incorporated in Hong Kong with limited liability)	(Incorporated in Bermuda with limited liability)

MAJOR TRANSACTION
DESPATCH OF CIRCULAR BY PCCW LIMITED

PROPOSED ACQUISITION OF
VARIOUS PROPERTY INTERESTS OF PCCW LIMITED
BY DONG FANG GAS HOLDINGS LIMITED

PCCW will despatch the PCCW Circular to the PCCW Shareholders, and (for information only) to the DFG Shareholders, on or before 30 March 2004.

INTRODUCTION

Reference is made to the joint announcement dated 5 March 2004 (the “Joint Announcement”) made by PCCW Limited (“PCCW”) and Dong Fang Gas Holdings Limited (“DFG”) in relation to, among other things, the proposed acquisition of various property interests of PCCW by DFG, and the announcement by DFG dated 26 March 2004 (the “Delay Announcement”) in relation to the delay in despatch of DFG’s circular to the shareholders of DFG (the “DFG Shareholders”). Unless otherwise stated, terms defined in the Joint Announcement have the same meanings in this announcement.

DESPATCH OF PCCW CIRCULAR

As stated in the Delay Announcement, additional time is required to finalise certain financial information for inclusion in DFG’s circular to the DFG Shareholders concerning the Transaction (the “DFG Circular”). DFG has therefore made applications to the Stock Exchange and the Executive for consent to extend the time for despatch of the DFG Circular from 26 March 2004 to 2 April 2004.

PCCW and DFG originally intended that the DFG Circular should be despatched at the same time as PCCW’s circular to the PCCW Shareholders concerning the Transaction (the “PCCW Circular”). As the timing for despatch of the DFG Circular cannot be assured in light of the delay and PCCW has to give sufficient time to the PCCW Shareholders to consider the Transaction before the EGM, the PCCW Circular will be sent to the PCCW Shareholders on or before 30 March 2004.

In order to comply with Rule 8.1 of the Takeovers Code, which requires information about companies involved in an offer to be made equally available to all shareholders as nearly as possible at the same time, the PCCW Circular will also be sent to the DFG Shareholders for information only at the same time as it is sent to the PCCW Shareholders.

The PCCW Circular contains certain additional information on the Property Group and on the PCCW Group which has not been published previously. Such information is set out below.

ADDITIONAL INFORMATION ON THE PROPERTY GROUP

The audited results of the Property Group for the years ended 31 December 2002 and 31 December 2003 show a combined net profit after tax of approximately HK$95.5 million and approximately HK$2.7 million respectively (and a combined net profit before tax of approximately HK$155.1 million and approximately HK$32.5 million respectively).

As at 31 December 2003, the audited combined net liability of the Property Group was approximately HK$372.6 million (which included approximately HK$2,441.6 million of shareholder loans owing to the PCCW Group which will be capitalised before Completion).

A full report on the independent valuations of the Queen’s Road Exchange and all the underlying properties of the Property Group are set out in Appendix II to the PCCW Circular.

ADDITIONAL INFORMATION ON THE PCCW GROUP

The following is the unaudited pro forma statement of the adjusted combined net tangible liabilities and net liabilities of the PCCW Group. It is based on the audited net liabilities of the PCCW Group as at 31 December 2003, adjusted to reflect certain events which have taken place subsequent to 31 December 2003 and the effect of the proposed transfer of various property interests of the PCCW Group to DFG.

HK$ million

Audited net liabilities of the PCCW Group as at
31 December 2003	(7,536)
Less
Goodwill and other intangible assets of the PCCW Group as at
31 December 2003	(2,283)

Net tangible liabilities of the PCCW Group as at
31 December 2003	(9,819)
Add
Net profit arising from disposal of The Broadway, the office
building located in Wan Chai district, Hong Kong	40
Impact of the Transaction:
Estimated fair value of the unaudited net assets of the DFG
Group attributable to the PCCW Group (Note 1)	173
Estimated goodwill arising from the Transaction (Note 2)	36
209
Add
Goodwill and other intangible assets of the PCCW Group as at
31 December 2003	2,283

Unaudited proforma adjusted combined net liabilities of the
PCCW Group immediately following Completion	(7,287)
Less
Goodwill and other intangible assets of the PCCW Group as at
31 December 2003	(2,283)
Goodwill of the DFG Group as at 30 September 2003 (Note 1)	(107)
Estimated goodwill arising from the Transaction	(36)
(2,426)

Unaudited proforma adjusted combined net tangible liabilities of the PCCW Group
immediately following Completion	(9,713)

Notes:

(1)	This amount is based on the book value of the assets and liabilities of DFG as stated in its unaudited consolidated financial statements as at 30 September 2003 which includes a goodwill balance of approximately HK$107 million and a minority interest balance of approximately HK$16 million. A formal valuation of the separable tangible and intangible assets and liabilities of DFG will be undertaken by PCCW or a qualified valuer at Completion. As a result of the valuation, the fair value of the net assets of DFG may be substantially different from the book value of the net assets of DFG as stated in its unaudited financial statements as at 30 September 2003 which were prepared on the historical cost convention. The actual increase in the net asset value of the PCCW Group will be determined at Completion and the amount may be different from that as shown above.

(2)	The amount of goodwill arising from the Transaction is determined as the excess of the purchase consideration deemed to be incurred by the Property Group over the fair value of the separable net assets of DFG attributable to the PCCW Group at the date of Completion. The amount of estimated goodwill disclosed above is based on the book value of the assets and liabilities of DFG as stated in its unaudited consolidated financial statements as at 30 September 2003. As stated in Note 1 above, the fair value of the net assets of DFG at Completion may be different from that stated in its unaudited financial statements at 30 September 2003. The actual goodwill arising from the Transaction will be determined at Completion and the amount may be different from that shown above.

EGM

A notice convening the EGM is contained in the PCCW Circular. The EGM will be held at 11:00 a.m. on Thursday, 29 April 2004 in the Conference Room, 14th Floor, PCCW Tower, TaiKoo Place, 979 King’s Road, Quarry Bay, Hong Kong.

By Order of the Board	By Order of the Board
PCCW Limited	Dong Fang Gas Holdings Limited
Hubert Chak	Feona Ng
Company Secretary	Company Secretary

Hong Kong, 29 March 2004

The directors of PCCW jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than information relating to the DFG Group) and confirm, having made all reasonable inquiries, that to the best of their knowledge the opinions expressed in this announcement (other than information relating to the DFG Group) have been arrived at after due and careful consideration and there are no other facts (other than information relating to the DFG Group) not contained in this announcement the omission of which would make any of the statements (other than information relating to the DFG Group) in this announcement misleading.

The directors of DFG jointly and severally accept full responsibility for the accuracy of the information relating to the DFG Group contained in this announcement and confirm, having made all reasonable inquiries, that to the best of their knowledge the opinions expressed in this announcement relating to the DFG Group have been arrived at after due and careful consideration and there are no other facts relating to the DFG Group not contained in this announcement the omission of which would make any of the statements relating to the DFG Group in this announcement misleading.